                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

                          COMMISSION FILE NO. 1-13093

                     MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

                            (Full title of the plan)

                            MERITOR AUTOMOTIVE, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084

                (Name of issuer of the securities held pursuant to the plan and the address of ts principal executive office)


                               Table of Contents
Financial Statements:

         Independent Auditors' Report                                           1

         Statements of Net Assets Available for Benefits, as of
         September 30, 1999 and 1998                                            2

         Statements of Changes in Net Assets Available
         For Benefits for the years ended September 30, 1999
         and 1998                                                               3

         Notes to Financial Statements                                          4

         Schedule of Assets Held for Investment Purposes,
         September 30, 1999                                                     9

         Schedule of Reportable Transactions for the
         year ended September 30, 1999                                          10

Signatures                                                                      11

Exhibit:

         Independent Auditors' Consent                                          12


INDEPENDENT AUDITORS' REPORT

To the Meritor Automotive, Inc. Savings Plan and to Participants therein:

We have audited the financial statements of the Meritor Automotive, Inc. Savings Plan (the "Plan") as of and for the years ended September 30, 1999 and 1998, as listed in the accompanying Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1999 and 1998, and the changes in net assets available for benefits for the years ended September 30, 1999 and 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1999 and (2) reportable transactions for the year ended September 30, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Detroit, Michigan

March 27, 2000


MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1999 AND 1998
---------------------------------------------------------------------------------------------------

                                                               1999                     1998
ASSETS - Investments (Note 3)                             $  36,187,082           $  14,907,190

LIABILITIES - Accrued expenses                                       -                   16,000
                                                          -------------           -------------

NET ASSETS AVAILABLE FOR BENEFITS                         $  36,187,082           $  14,891,190
                                                          =============           =============
See accompanying notes to financial statements.



MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1999 AND 1998
------------------------------------------------------------------------------------------------------------------

                                                                                   1999               1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss):
    Net appreciation (depreciation) in fair value of investments
      (Note 3)                                                                $     3,234,157     $ (3,699,829)

    Interest and dividends                                                            641,874          249,895
    Other income                                                                           -            77,995
  Contributions:
    Employer (Note 1)                                                               6,089,135        5,899,604
    Participants (Note 1)                                                          10,705,399        9,900,753

          Total additions                                                          20,670,565       12,428,418

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants or beneficiaries                                   (1,533,718)        (455,438)
  Administrative expenses                                                            (431,361)        (175,687)
                                                                              ---------------    -------------


          Total deductions                                                         (1,965,079)        (631,125)
                                                                              ---------------    -------------



TRANSFERS INTO THE PLAN (Note 1)                                                    2,590,406        3,093,897
                                                                              ---------------    -------------

NET INCREASE                                                                       21,295,892       14,891,190

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                14,891,190                -
                                                                              ---------------    -------------
  End of year                                                                 $    36,187,082    $  14,891,190
                                                                              ===============    =============


See accompanying notes to financial statements.


MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1999 AND 1998
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following general description of the Meritor Automotive, Inc. Savings Plan (the "Plan"), as in effect at September 30, 1999, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan was established October 1, 1997. The Plan is a defined contribution savings plan covering all eligible employees of Meritor Automotive, Inc. and certain affiliated companies (the "Company"). Eligible employees may participate in the Plan as of the first day of the month following the completion of one month of employment. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. At September 30, 1999, the Trustee for the Plan assets was
      T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974.

      MERGER - Effective May 1, 1999 the York Employees Retirement Savings Plan and Asheville Employees Retirement Savings Plan were merged into the Meritor Automotive Savings Plan. Assets were transferred in at fair value.

      CONTRIBUTIONS - Eligible employees may elect to contribute from 1% to 11% of their base compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution). Participants can elect to have their contributions invested in 5% increments in various investment funds.

      After a participant has completed 52 weeks of employment with the Company, the Company matches 75% of the participant's contributions up to 8% of the participant's base compensation. Company contributions may be in the form of Meritor Automotive, Inc. ("Meritor") common stock or cash invested in Meritor Common Stock, included in Meritor Stock Fund A.

      VESTING - Amounts attributable to participant contributions are fully vested at all times. Company contributions are fully vested after the participant has completed five years of service, or may vest sooner as described in the Plan document under certain circumstances.

      PLAN WITHDRAWALS - An active participant may withdraw amounts attributable to the participant contributions made through payroll deductions and the vested portion of Company contributions related to those participant contributions. In addition, amounts contributed by the participant through compensation deferrals may be withdrawn upon a demonstration of financial hardship. All amounts that have vested may be withdrawn upon termination of employment or attaining age 59-1/2.

      LOANS TO PARTICIPANTS - Participants may borrow from the Plan an amount not less than $1,000 and not greater than the least of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period,
      (ii)amounts in the participant's accounts attributable to participant contributions, or (iii) one-half of the participant's vested account balance.

      Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods generally not to exceed 60 months. Payments of principal and interest are reinvested under the participant's current investment election for new contributions.

      FORFEITURES - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture. Forfeitures shall be used to reduce future Company contributions to the Plan.

      INVESTMENT OPTIONS -

      Effective April 1, 1999, the investment alternatives were revised and expanded. A Participant may now elect to invest his contributions in any one or more of the following nine funds (the "Investment Funds"), in multiples of 5%:

      -   STOCK FUND B: invested in Meritor Automotive, Inc. Common Stock.

      - STABLE VALUE FUND: invested in insurance company investment contracts, bank investment contracts and fixed income securities (or in funds invested in such contracts or securities). The assets in this fund are currently invested in the T. Rowe Price Stable Value Common Trust Fund.

      - INTERMEDIATE BOND FUND: invested in intermediate-term U.S. government and agency obligations, including investments collateralized by such obligations, and other investment grade fixed income securities (or in funds invested in such instruments). The assets in this fund are currently invested in the T. Rowe Price U.S. Treasury Intermediate Fund.

      - BALANCED FUND: invested in a diversified portfolio of equity securities, fixed income securities and cash reserves (or in funds invested in such instruments). The assets in this fund are currently invested in the T. Rowe Price Balanced Fund.

      - EQUITY INDEX FUND: invested in equity securities representative of a market index selected by the Employee Benefit Plan Committee (or in funds invested in such instruments). The assets in this fund are currently invested in the T. Rowe Price Equity Index 500 Fund.

      - LARGE-CAP EQUITY FUND (FORMERLY CALLED THE EQUITY FUND): invested in equity securities of companies of large-and medium-sized capitalization, which may include preferred stock and foreign securities, as well as convertible debt. The assets in this fund are currently invested in the T. Rowe Price Growth and Income Fund.

      - MID-CAP EQUITY FUND: invested in equity securities of companies of medium-size capitalization, as well as convertible debt (or in funds invested in such instruments). The assets in this fund are currently invested in the T. Rowe Price Mid-Cap Growth Fund.

      - SMALL-CAP EQUITY FUND: invested in equity securities of companies of small- and medium-sized capitalization, as well as convertible debt (or in funds invested in such instruments). The assets in this fund are currently invested in the T. Rowe Price Small-Cap Stock Fund.

      - INTERNATIONAL EQUITY FUND: invested in equity securities of companies located outside the United States (or in funds invested in such instruments). The assets in this fund are currently invested in the
          T. Rowe Price International Stock Fund.

       The Money Market Fund and the prior Stable Value fund (which consisted of two guaranteed investment contracts) have been discontinued. Investments as of April 1, 1999 in discontinued funds are reinvested in the new Investment Funds as follows:

DISCONTINUED FUND                    NEW INVESTMENT FUND

Money Market Fund       Stable Value Fund

Stable Value Fund       Funds invested in guaranteed investment contracts prior
                        to April 1, 1999 will remain so invested until
                        expiration of the contracts or an interest guarantee
                        under those contracts. At that time, they will be
                        reinvested in the new Stable Value Fund. These
                        contracts guarantee the principal and fixed interest
                        thereon for a specified period of time, and accrue
                        such fixed interest on a monthly basis. Such contracts
                        guarantee the following annual returns:

                                                                                 CONTRACT             CONTRACT
                                           GUARANTEED                            VALUE AT             VALUE AT
     ISSUING           PERIODS OF            ANNUAL          MATURITY         SEPTEMBER 30,        SEPTEMBER 30,
     COMPANY          CONTRIBUTION           RETURN            DATE                1999                 1998
John Hancock        October 1, 1997-         6.70 %       March 31, 2000      $  179,216           $  202,552
                     March 31, 1998


Prudential          April 1, 1998 -          5.82 %       April 2, 2001          507,369              262,677
                      March 31, 1999


       The crediting interest rate for the guaranteed investment contracts equals the guaranteed annual return for the years ended September 30, 1999 and 1998.

       PARTICIPANT ACCOUNTS - Each participant's account is credited or charged with the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions. Investment earnings and expenses are allocated to participant's accounts.

       PLAN TERMINATION - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions will vest immediately and be nonforfeitable.

      RECLASSIFICATIONS - Certain reclassifications were made to conform with September 30, 1999 classifications.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      NEW ACCOUNTING PRONOUNCEMENTS - The plan has adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which eliminated the requirement for by-fund disclosures in the footnotes to the financial statements.

         INVESTMENT VALUATION - Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. Investments in contracts with insurance companies included in general accounts are stated at contract value, which approximates fair value. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract. Upon complete or partial termination of the Plan, investments held with insurance companies are subject to certain limitations, as provided by the investment contracts.

         SECURITY TRANSACTIONS AND INVESTMENT INCOME - Purchases and sales of securities are reported on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

         PLAN EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as provided by the Plan document.

         BENEFIT PAYMENTS - Benefits are recorded when paid.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                                                       SEPTEMBER 30
                                                                         -----------------------------------------
                                                                                 1999                1998
  Mutual  Funds:


  T. Rowe Price Growth and Income Fund                                    $  10,059,240          $  5,538,070
  T. Rowe Price Summit Cash Reserves Fund                                        --                 1,853,554
  Common Stock:
  Meritor *                                                                  11,280,040             3,868,278
  Meritor                                                                     6,269,509             2,281,951
  T. Rowe Price Stable Value Common Trust Fund                                4,582,463                --


  * Nonparticipant - directed


         For the years ended September 30, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                                                    SEPTEMBER 30
                                                                     -------------------------------------------
                                                                            1999                 1998
Mutual  Funds                                                        $    717,825          $   (334,281)
Common Stock                                                            2,516,332            (3,365,548)
                                                                     ------------          ------------

Net appreciation (depreciation)                                      $  3,234,157          $ (3,699,829)
                                                                     ============          ============



4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                                    SEPTEMBER 30,
                                                                      ------------------------------------------
                                                                              1999                 1998

 Net assets - Meritor Common Stock Fund A                                $  11,280,040       $  3,868,278

  Changes in net assets - Meritor Common Stock Fund A:
  Employer contributions                                                $   6,089,135       $  5,899,604
  Net appreciation (depreciation)                                           1,671,795         (1,912,123)
  Interest and dividends                                                      136,465             57,543
  Benefits paid to participants or beneficiaries                             (327,143)            (1,581)


5.       TAX STATUS

         Management of the Plan believes that the Plan, as it is proposed to be amended, qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes as of September 30, 1999. Management of the Plan will request a determination letter from the Internal Revenue Service. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******


MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------------------------------------------------------


                                              DESCRIPTION OF INVESTMENT
         IDENTITY OF ISSUER,                   INCLUDING MATURITY DATE,
          BORROWER, LESSOR                  RATE OF INTEREST, COLLATERAL,                                      CURRENT
          OR SIMILAR PARTY                      PAR OR MATURITY VALUE                     COST                  VALUE

*    T. Rowe Price                    International Stock Fund                        $          76,513      $          78,521

*    T. Rowe Price                    Equity Index 500 Fund                                     958,976                921,330

*    T. Rowe Price                    Growth and Income Fund                                 10,084,740             10,059,240

*    T. Rowe Price                    Mid-Cap Growth Fund                                       490,817                471,200

*    T. Rowe Price                    Small-Cap Stock Fund                                       63,225                 65,077

*    T. Rowe Price                    U.S. Treasury Intermediate Fund                           791,927                773,595

*    T. Rowe Price                    Balanced Fund                                              89,252                 86,763

*    T. Rowe Price                    Stable Value Common Trust Fund                          4,582,463              4,582,463

*    Prudential Life Insurance        Guaranteed Investment Contract                            507,369                507,369
     Company of America               April 2, 2001, 5.82%

*    John Hancock Mutual              Guaranteed Investment Contract                            179,216                179,216
     Life Insurance Company           March 31, 2000, 6.70%

                                      Meritor Stock                                          18,136,084             17,549,549

                                      Cash                                                       11,000                 11,000

     Participant loans                Rates recorded at 1% over prime
                                      rate, and maturities up to 120 months                     901,759                901,759
                                                                                       ----------------       ----------------

                                                                                        $    36,873,341        $    36,187,082
                                                                                       =================      ================


* Party-in-interest



MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                         (f)            (g)
       (a)                                                                                          CURRENT VALUE       NET
    IDENTITY                                         (c)              (d)              (e)           OF ASSET ON       GAIN
    OF PARTY            (b)                        PURCHASE         SELLING          COST OF         TRANSACTION        OR
    INVOLVED    DESCRIPTION OF ASSET                PRICE            PRICE            ASSET             DATE          (LOSS)
SINGLE
TRANSACTIONS

T. Rowe Price   Stable Value Common Trust Fund      $ 2,230,634                                        $ 2,230,634


T. Rowe Price   Summit Cash Reserves                                $ 2,296,649        $ 2,296,649       2,296,649

SERIES OF
TRANSACTIONS

T. Rowe Price   Stable Value Common Trust Fund        2,832,117                                          2,832,117


T. Rowe Price   Equity Index 500 Fund                 1,014,598                                          1,014,598


T. Rowe Price   Meritor Common Stock Fund             9,608,291                                          9,608,291


T. Rowe Price   Meritor Common Stock Fund                              881,318             865,284         881,318      $ 16,034


T. Rowe Price   Growth and Income Fund                5,892,475                                          5,892,475


T. Rowe Price   Growth and Income Fund                               1,965,868           1,411,504       1,965,868       554,364


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

                                    By:/s/ Richard D. Greb
                                       -----------------------------------
                                           Richard D. Greb, Plan Administrator

March 27, 2000





                                       11